Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen’s COM701 (anti-PVRIG) Mediates Anti-Tumor Activity in
Patients Typically Not Responding to Immunotherapy

•	COM701 + nivolumab + BMS-986207 (anti-TIGIT) resulted in clinically meaningful durable partial responses > 16 months in platinum resistant ovarian cancer patients

•
COM701 dual and triple combinations mediated clinical benefit in platinum resistant ovarian cancer patients, independent of baseline inflammatory status and was associated with an increase in T cell infiltration to the tumor

•	Metastatic breast cancer adds to previous indications in which COM701 combinations show clinical benefit in tumors typically not responding to immunotherapy

•	PVRL2, the PVRIG ligand, identified as potential predictive biomarker for certain indications

•	Data presented at the SITC conference held on November 1-5, 2023 will be discussed during the Company’s Q3 results conference call on Tuesday, November 7, 2023 at 8:30 AM ET

HOLON, ISRAEL, November 6, 2023 - Compugen Ltd. (Nasdaq: CGEN) (TASE:CGEN) a clinical-stage cancer immunotherapy company and a pioneer in computational target discovery, today announced data presented at the Annual Meeting of the Society for Immunotherapy of Cancer (SITC), held on November 1-5, 2023. The results reinforce previous data suggesting COM701 mediated anti-tumor activity in patients typically not responding to immunotherapy. For the first time, initial data showing the association between baseline PVRL2 levels and clinical benefit was presented, suggesting the potential of PVRL2 as a predictive biomarker for clinical benefit in certain indications helping to inform future direction of studies with a biomarker driven strategy.

“We were delighted to present at SITC clinical data which reinforces data previously presented, suggesting that COM701 mediated anti-tumor activity in patients typically not responding to immunotherapy”, said Anat Cohen-Dayag, Ph.D., President, and CEO of Compugen. “The clinical benefit shown in patients with platinum resistant ovarian cancer was associated with infiltration of T cells into the tumor microenvironment and independent of baseline inflammatory status, suggesting a COM701 mediated mechanism of action. In addition, we presented data in metastatic breast cancer, another indication in which patients who typically do not respond to immunotherapy, derived clinical benefit from COM701 combinations.”

Dr. Cohen-Dayag added, “We are also excited with the progress we have made on the predictive biomarker front, consistent with our deep understanding of the biology of PVRIG. At SITC, we presented for the first time initial data suggesting an association between baseline levels of the ligand for PVRIG, PVRL2, and clinical benefit, suggesting PVRL2 may be a predictive biomarker to help enrich for patients who may derive clinical benefit from our COM701 combinations. We are continuing to assess this association in our ongoing proof-of-concept study in platinum resistant ovarian cancer in which biopsies are mandatory. Acknowledging the competitive evolving platinum resistant ovarian cancer treatment landscape, we believe a biomarker that would help to enrich for patients who could derive clinical benefit, and together with durable responses and safety profile of our triplet combination, could support us in building a unique development path of our triplet regimen in these patients.”

Stephanie Gaillard, M.D., Ph.D. Johns Hopkins Sidney Kimmel Comprehensive Cancer Center, Baltimore, and first author of the study added, “Durable partial responses lasting more than 16 months is clinically meaningful in patients with high grade epithelial platinum resistant ovarian cancer. While the numbers are small,  typical median duration of response is 3-4 months with standard chemotherapy and 6.9 months reported in patients treated with the recently approved antibody drug conjugate. What is also notable is the favorable safety profile of this triple blockade of PVRIG, TIGIT and PD-1. I look forward to the results of the ongoing proof-of-concept study evaluating the combination of COM701, COM902 and pembrolizumab in platinum resistant ovarian cancer patients.”

Ecaterina Dumbrava, M.D., The University of Texas MD, Anderson Cancer Center, Houston, Texas, and first author of the study continued, “Following treatment with COM701 in combination with nivolumab, it is encouraging to see a complete response of greater than 21 months and a partial response of 10 months in patients with metastatic breast cancer, which is notoriously difficult to treat. Both patients had low PD-L1 expression and low tumor mutation burden at baseline. The patient who responded for 21 months and remains on treatment at the time of data cut off is HER 2 negative, a tumor which is considered as immune cold. The patient who responded for 10 months had a triple negative breast cancer, which is the fastest growing and most aggressive kind of breast cancer. It is also notable that the combination has favorable safety and tolerability profile. These data warrant further investigation of this combination with the addition of the anti-TIGIT, COM902, in tumors not typically responding to immunotherapy to address a significant unmet medical need.”

Poster presentation details:

The posters are available on the publication section of Compugen’s website.

Title: Immune modulation and baseline biomarker correlation with clinical benefit following treatment with COM701 + nivolumab +/- BMS-986207 in patients with platinum resistant ovarian cancer
First Author: Gady Cojocaru

Title: The combination of COM701 + nivolumab demonstrates preliminary antitumor activity in patients with metastatic breast cancer
First Author: Ecaterina Dumbrava

Title: Durable responses with triple blockade of the DNAM-1 axis with COM701 + BMS-986207 + nivolumab in patients with platinum resistant ovarian cancer
First Author: Stephanie Gaillard

The data will be discussed during the Compugen’s Q3 conference call tomorrow November 7, 2023 at 8:30AM ET.  To access the live conference call by telephone, please dial 1-866-744-5399 from the U.S., or +972-3-918-0644 internationally. The call will be available via live webcast through Compugen’s website, located at the following link.

Following the live webcast, a replay will be available on the Company’s website.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery capabilities to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has developed two proprietary product candidates: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class antibody targeting TIGIT for the treatment of solid tumors. Compugen also has a clinical stage partnered program, rilvegostomig (previously AZD2936), a PD-1/TIGIT bi-specific derived from COM902, in Phase 3 development by AstraZeneca through a license agreement for the development of bi-specific and multi-specific antibodies. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance. The most advanced program, COM503 is in IND enabling studies. COM503 is a potential first-in-class, high affinity antibody which blocks the interaction between IL-18 binding protein and IL-18, thereby freeing natural IL-18 to inhibit cancer growth in the tumor microenvironment. Compugen is headquartered in Israel, with offices in San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements regarding the possibility that COM701 may mediate anti-tumor activity in patients typically not responding to immunotherapy, statements regarding the association between baseline PVRL2 levels and clinical benefit and the potential of PVRL2 as a predictive biomarker for clinical benefit in certain indications, statements regarding future direction of studies with a biomarker driven strategy, statements regarding the development of Compugen’s triplet regimen in certain patients and statements regarding the favorable safety profile of this triple blockade of PVRIG, TIGIT and PD-1. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: the clinical trials of any product candidates that Compugen, or any current or future collaborators, may develop may fail to satisfactorily demonstrate safety and efficacy to the FDA, and Compugen, or any collaborators, may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates; Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; general market, political and economic conditions in the countries in which Compugen operates, including Israel;  the effect of the evolving nature of the recent war in Gaza; and Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Yvonne Naughton, Ph.D.
Head of Investor Relations and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071